Exhibit 12

LEXINGTON CORPORATE PROPERTIES TRUST

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

For the year ended December 31,
($000’s)

Earnings	2004	2003	2002	2001	2000

Income before provision for income taxes, minority interest, equity in earnings of non-consolidated entities and discontinued operations	$41,860	$25,785	$24,151	$14,687	$21,482
Interest expense	45,279	34,595	32,863	28,727	28,579
Amortization expense — debt cost	1,158	1,198	1,163	938	1,037
Debt satisfaction charges	—	7,459	345	3,993	—
Cash received from joint ventures	5,294	7,823	5,660	4,110	810

Total	$93,591	$76,860	$64,182	$52,455	$51,908

Fixed charges
Interest expense	$45,279	$34,595	$32,863	$28,727	$28,579
Debt satisfaction charges	—	7,459	345	3,993	—
Capitalized interest expense	225	142	24	168	241
Preferred stock dividend	6,945	3,392	693	2,709	2,562
Amortization expense — debt cost	1,158	1,198	1,163	938	1,037

Total	$53,607	$46,786	$35,088	$36,535	$32,419

Ratio	1.75	1.64	1.83	1.44	1.60